                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*
                                             -

                               ICU Medical, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  44930 G 10 7
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                                 (CUSIP Number)


Stephen E. Newton, Esq., 601 S. Figueroa St., 40th Floor, Los Angeles, CA 90017
                                 (213) 689-0200
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 24, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

              (Continued on following pages) (Page 1 of 5 Pages)

_________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------                                  ---------------------
  CUSIP NO. 44930 G 10 7                                   PAGE 2 OF 5 PAGES
------------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jesus Mejia, Trustee of the Christopher George Lopez Children's Trust and the Nicholas George Lopez Children's Trust
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Jesus Mejia is a U.S. Citizen. The Trusts were founded under California law.
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0
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      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to a statement on Schedule 13D dated December 29, 1993 is filed by Jesus Mejia, Trustee of the Christopher George Lopez Children's Trust and the Nicholas George Lopez Children's Trust, to report the disposition of all of the Common Stock of the Issuer held by the Reporting Person on February 24,1999. This Amendment No. 1 is the initial electronic filing by the Reporting Person.

Item 1.  Security and Issuer:

         (a)  Title of Class of Equity Securities:

              Common Stock, $0.10 par value (the "Common Stock")

         (b)  Name of Issuer:

              ICU Medical, Inc.

         (c)  Address of Issuer's Principal Executive Office:

              951 Calle Amanecer
              San Clemente, California 92673

Item 2.  Identity and Background:

         Jesus Mejia, Trustee of the Christopher George Lopez Children's Trust and the Nicholas George Lopez Children's Trust (together, the "Trusts") is filing this Amendment No. 1 to a statement on Schedule 13D in connection with the disposition of 791,742 shares (the "Shares") of the Common Stock of the Issuer.

         (a) The Reporting Person is Jesus Mejia, Trustee of the Trusts (hereinafter, the "Trustee.")

         (b)  The business address of the Trustee and of the Trusts is:

              Mejia Accountancy
              2440 South Hacienda Boulevard, Suite 222
              Hacienda Heights, California 91745

         (c) The principal occupation of the Trustee is accountant, and the principal business of the Trusts is investments.

         (d) The person listed in Item 2(a) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) The person listed in Item 2(a) was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Trustee is a citizen of the United States of America. The Trusts were formed under the laws of the state of California.

Item 3.  Source and Amount of Funds or Other Consideration:

         Not applicable.

Item 4.  Purpose of Transaction:

         On February 24, 1999, the Trustee transferred the 791,742 Shares owned by the Trusts to the George A. Lopez, M.D. Second Family Limited Partnership (the "Partnership") in exchange for a 99% limited partnership interest in the Partnership. The general partners (the "General Partners") of the Partnership are George A. Lopez and Diana Lopez, the parents of the beneficiaries of the Trusts. The General Partners together own a one-percent interest in the Partnership. George
         A. Lopez is the founder, Chairman of the Board, President and Chief Executive Officer of the Issuer. The purpose of the transaction is to relieve the Trustee of the responsibility of making voting and disposition decisions with respect to a block of stock of sufficient size to affect the policies and direction of the Issuer and vest such responsibility in the parents of the beneficiaries of the Trusts.

Item 5.  Interest in Securities of the Issuer:

         As described in Item 4, the Trustee holds a 99% limited partnership interest in the Partnership that owns the Shares. The Trustee's only interest in the securities of the Issuer consists of an indirect, undivided 99% interest in the assets of the Partnership. The Trustee holds the 99% interest in the Partnership for the benefit of the beneficiaries of the Trusts and disclaims beneficial ownership or other direct or indirect interest in any of the assets of the Trusts.

         (a)  The number of shares of Common Stock owned by the Trustee is 0.

         (b) The number of shares of Common Stock as to which the Trustee has sole or shared power to vote or direct the vote or sole or shared power to dispose or direct the disposition is 0.

         (c) As described in Item 4, the Trustee transferred the Shares to the Partnership on February 24, 1999 in excahnge for a 99% limited partnership interest in the Partnership. The Trustee engaged in no other transactions in the Common Sock during the past 60 days.

         (d)  N/A.

         (e) The Trustee ceased to be the beneficial owner of the Shares on February 24, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

         None.

Item 7.  Material to be Filed as Exhibits:

         None.

Signature

     After reasonable inquiry as to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 4, 1999                             /s/ Jesus Mejia
                                            ---------------------------
                                        Jesus Mejia, Trustee of the Christopher
                                         George Lopez Children's Trust and the
                                        Nicholas George Lopez Children's Trust